Exhibit 99.1

ATTUNITY REPORTS SECOND QUARTER 2017 RESULTS
- - -
Reaffirms 2017 Full Year Revenue Guidance
Signed Three-Year Multi-Million Dollar Strategic OEM License Agreement
- - -

Burlington, MA – July 27, 2017 – Attunity Ltd. (NasdaqCM: ATTU), a leading provider of data integration and Big Data management software solutions, today reported its unaudited financial results for the three-month period ended June 30, 2017.

“During the second quarter of 2017, we continued to see strong growth in our pipeline and customer activity. We closed three large data lake, cloud and SAP deals, while some of the other large deals we targeted for the second quarter required longer timeframes to finalize,” stated Shimon Alon, Chairman and CEO of Attunity.

“While we are disappointed with the second quarter financial results, this single quarter doesn’t capture the full growth trajectory of the business or progress we have made in grabbing market share.  As we scale the business, it is expected that we would have some uneven revenue growth across certain quarters, as just one or two large customer deals that come in a little before or a little after a quarter can impact the appearance of that quarter. This is one of the reasons we provide guidance on a yearly basis.

“Today, we also announced a strategic OEM license agreement with one of the top information technology companies in the world, who will use Attunity technology to facilitate and drive data migrations to its platforms. We believe this is the most valuable OEM agreement we ever signed, as it provides us with several million dollars in recurring annual revenue as well as significant upside revenue opportunities. While we are still evaluating the revenue recognition aspect of this agreement, we expect to recognize a portion of the revenue in the second half of 2017.”

“As we have achieved approximately 43% of our annual revenue target thus far in 2017, looking ahead at the second half of the year, we are on track and reaffirm our guidance for Full Year 2017. This is based on several factors including the continued growth of our pipeline in the data lake and Cloud markets, which is larger than ever; the large deals for which Attunity has already been selected but did not close in the second quarter and are expected to close in the second half of the year; and the new OEM agreement,” concluded Alon.

Recent Operational Highlights

•	Signed three-year $9 million strategic OEM licensing agreement with top information technology company

•	Closed agreements with new and existing Replicate customers for Attunity Replicate and Replicate for SAP, including:

o	Closed a $1.1 million deal with large American financial services company

o	Closed a $1.0 million deal with large European insurance company

•
Introduced Attunity Compose for Hive, a new Big Data solution to automate data readiness for analytics on Hadoop Data Lakes, which was recognized as one of the 10 Coolest Big Data products of 2017 by CRN Magazine.

•	Received several industry awards:

o	‘2017 Top 100 Data Management Company’ by Database Trends and Applications (DBTA)

o	Bronze in the 12th Annual 2017 IT World Awards® in New Products and Services Category

o	CRN's 2017 Big Data 100 List for the Fifth Consecutive Year

Financial Highlights for Q2 2017, compared with Q2 2016

•	Total revenue was $13.5 million, compared with $14.2 million

•	Operating loss was $2.5 million, compared with $4.3 million

•	Non-GAAP operating loss was $1.4 million, compared with $0.2 million*

•	Net loss of $3.2 million, compared with $2.9 million

•	Non-GAAP net loss of $2.0 million, compared with non-GAAP net income of $0.1 million*

Big Data Management and Cloud Solutions

The demand for Hadoop and data lake technologies continues to grow, driven by business needs for real-time analytics and IoT. Combined with more customers moving to production with Big Data, Attunity sees growth in the demand for its solutions. The customers’ strategic data lake initiatives are typically larger in scale, generating sales opportunities that range from several hundred thousand dollars to over a million dollars, and continue to play an important role in driving our topline results.

 Attunity’s competitive strength is primarily in its ability to deliver a universal, hybrid and real-time data integration platform. Customers prefer Attunity Replicate’s universal platform as it meets their need for broad support of data sources and targets, including hybrid environments across cloud and on premises data centers. Attunity ramped up its activity in the SAP market, the largest in the ERP industry, with its Replicate for SAP solution. This solution offers a unique value to the SAP market and strengthens Attunity’s differentiation with an application-level replication that its traditional competition does not offer. Looking ahead, there is great interest for Attunity Replicate for SAP among Fortune 500 companies, which are key in driving future deal size.

In addition, Attunity recently introduced Compose for Hive, a new Big Data solution to automate data readiness for analytics on Hadoop Data Lakes. Together with Attunity Replicate, Attunity Compose for Hive significantly reduces the hard work of manual and time-consuming ETL development, enabling faster and easier creation of analytics-ready data lakes. The new offering expands Attunity’s solution set for data lakes, empowering enterprises to realize the value of Big Data and Hadoop more quickly and cost effectively.

The cloud continues to present a growth opportunity for Attunity as enterprises look to migrate their databases to cloud platforms, and leverage the cloud as a platform for data lakes and big data analytics. These needs drive the demand for efficient and reliable solutions for moving data from customers’ data centers. Attunity is well positioned to accommodate this growing need with its hybrid data ingestion and replication platform, engaging customers directly as well as through referrals from leading global partners.

Financial Results for Q2 2017

Total revenue for the second quarter of 2017 was $13.5 million, compared with $14.2 million for the same period in 2016. This includes license revenue of $6.2 million, which decreased 22% compared with $8.0 million for the same period in 2016, and maintenance and service revenue, which grew 17% to $7.3 million, compared with $6.3 million for the same period in 2016.

Operating expenses for the second quarter of 2017 decreased 13% to $16.0 million, compared with $18.5 million for the same period in 2016.

Non-GAAP operating expenses for the second quarter of 2017 increased 3% to $14.9 million, compared with $14.4 million for the second quarter of 2016. Non-GAAP operating expenses in the second quarter of 2017 exclude approximately $1.2 million in expenses and amortization associated with acquisitions and equity-based compensation expenses, compared with a $2.1 million charge for partial impairment of acquired technology associated with the Appfluent acquisition and a $2.0 million in expenses and amortization associated with acquisitions and equity-based compensation expenses for the same period in 2016.*

Operating loss for the second quarter of 2017 was $2.5 million, compared with $4.3 million for the same period in 2016.

Non-GAAP operating loss was $1.4 million for the second quarter of 2017, compared with $0.2 million for the second quarter of 2016. Non-GAAP operating loss for the second quarter of 2017 excludes a total of $1.2 million in expenses and amortization associated with acquisitions and equity-based compensation expenses, compared with a $2.1 million charge for partial impairment of acquired technology associated with the Appfluent acquisition and $2.0 million in expenses and amortization associated with acquisitions and equity-based compensation expenses for the same period in 2016.*

Net loss for the second quarter of 2017 was $3.2 million, or ($0.19) per diluted share, compared with a net loss of $2.9 million, or ($0.17) per diluted share, in the second quarter of 2016.

Non-GAAP net loss for the second quarter of 2017 was $2.0 million, or ($0.12) per diluted share, compared with non-GAAP net income of $0.1 million, or $0.01 per diluted share, for the same period in 2016. Non-GAAP net loss for the second quarter of 2017 excludes approximately $1.2 million primarily in expenses and amortization associated with acquisitions and equity-based compensation expenses, compared with approximately $3.0 million in expenses, amortization and impairment charges associated with acquisitions, equity-based compensation expenses and tax benefits related to non-GAAP adjustments of $1.1 million for the same period in 2016.*

Cash and cash equivalents were $10.0 million as of June 30, 2017, compared with $12.0 million as of March 31, 2017. Cash and cash equivalents at the end of the second quarter of 2017 were mainly impacted by $1.7 million used in operating activities.

Shareholders' equity as of June 30, 2017 decreased to $29.8 million, compared with $32.2 million as of March 31, 2017.

Outlook for Full Year 2017 – Reaffirmed

The Company reaffirms its fiscal 2017 full year guidance originally provided on February 2, 2017. The Company continues to expect revenue to increase to between approximately $62 and $65 million for 2017.  Additionally, the Company expects non-GAAP operating margin to range between 5% and 8%.

Financial Reconciliation to non-GAAP figures for 2017 Outlook:

	From	To
GAAP Operating Loss Margin	(3)%	0%
Equity-based compensation	(6)%	(6)%
Amortization and other adjustments – related acquisitions	(2)%	(2)%
Non-GAAP Operating Profit margin (1)	5%	8%

(1) Non-GAAP Operating Profit Margin is calculated by dividing the non-GAAP Operating Profit by the total non-GAAP revenues for the period.

These estimates for 2017 reflect the Company's current and preliminary views, which are subject to change (see below under "Safe Harbor Statement"). The Company clarified that it does not expect to provide or update guidance more often than on an annual basis.

 * See "Use of Non-GAAP Financial Information" below for more information regarding Attunity's use of Non-GAAP financial measures.

Conference Call and Webcast Information

The Company will host a conference call with the investment community on Thursday, July 27th at 8:30 a.m. Eastern Time featuring remarks by Shimon Alon, Chairman and CEO, Dror Harel-Elkayam, CFO, and Itamar Ankorion, CMO of Attunity. The dial-in numbers for the conference call are +1-888-280-4443 (U.S. Toll Free), +1 80 924 6042 (Israel), or +1-719-457-2640 (International). All dial-in participants must use the following code to access the call: 2781188.

Please call at least five minutes before the scheduled start time.  The conference call will also be available via webcast, which can be accessed through the Investor Relations section of Attunity's website, ir.attunity.com.  Please allow extra time prior to the call to visit the site and download any necessary software to listen to the live broadcast.

For interested individuals unable to join the conference call, a replay of the call will be available through August 10, 2017, at +1-844-512-2921 (U.S. Toll Free) or 1-412-317-6671 (International). Participants must use the following code to access the replay of the call: 2781188. The online archive of the webcast will be available on ir.attunity.com/events for 30 days following the call.

About Attunity
Attunity is a leading provider of data integration and Big Data management software solutions that enable availability, delivery, and management of data across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication and distribution, test data management, change data capture (CDC), data connectivity, enterprise file replication  (EFR), managed file transfer (MFT), data warehouse automation, data usage analytics, and cloud data delivery.

Attunity has supplied innovative software solutions to its enterprise-class customers for over 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and Hewlett Packard Enterprise. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com or our blog and join our communities on Twitter, Facebook, LinkedIn and YouTube.

(*) Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with U.S. generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of net income (loss), operating expenses, operating income (loss), and diluted net income (loss) per share, which are adjusted from results based on GAAP to exclude amortization and impairment charges associated with the acquisitions, stock-based compensation expenses, non-cash financial expenses, such as the effect of a revaluation of liabilities presented at fair value and accretion of payment obligations, and tax benefits related to non-GAAP adjustments. Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating its business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. For further details, see the Reconciliation of Supplemental Non-GAAP Financial Information table later in this press release.

Important Note: Attunity is not responsible for the awards mentioned in this press release or the entities that award them.

Safe Harbor Statement
This press release contains forward-looking statements, including statements regarding the anticipated features and benefits of Replicate Solutions, within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we say we reaffirm our guidance for Full Year 2017 or when we discuss the demand for our products and expectations regarding future interest in our products, growth and deal size, we are using forward-looking statements. In addition, announced results for the second quarter of 2017 are preliminary, unaudited and subject to year-end audit adjustment. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to: our history of operating losses and ability to achieve profitability; our reliance on strategic relationships with our distributors, OEM, VAR and "go-to-market" and other business partners, and on our other significant customers; our ability to manage our growth effectively; acquisitions, including costs and difficulties related to integration of acquired businesses and possible impairment charges; our ability to continue to expand our business into the SAP market and the success of our Gold Client offering; timely availability and customer acceptance of Attunity's new and existing products, including Attunity Replicate, Attunity Compose and Attunity Visibility; fluctuations in our quarterly operating results, which may not necessarily be indicative of future periods; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism as well as cyber-attacks; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's latest Annual Report on Form 20-F (as amended) which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

© 2017 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:
Garth Russell / Allison Soss
KCSA Strategic Communications
P: + 1 212-682-6300
 grussell@kcsa.com   / asoss@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
P: +972 9-899-3000
dror.elkayam@attunity.com

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017

UNAUDITED

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Condensed Consolidated Balance Sheets	2-3

Consolidated Statements of Operations	4

Consolidated Statements of Cash Flows	5

Reconciliation of Supplemental, Non-GAAP Financial Information	6-7

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2017	2016
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	9,994	9,166
Trade receivables (net of allowance for doubtful accounts of $15 at June 30, 2017 and December 31, 2016)	5,844	7,031
Other accounts receivable and prepaid expenses	1,289	663
Total current assets	$17,127	$16,860

LONG-TERM ASSETS:
Other assets	159	155
Deferred taxes	1,950	2,340
Severance pay fund	4,226	3,770
Property and equipment, net	1,300	1,214
Intangible assets, net	2,105	2,778
Goodwill	30,929	30,929
Total long-term assets	$40,669	$41,186

Total assets	$57,796	$58,046

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2017	2016
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$824	$375
Payment obligation related to acquisitions	-	271
Deferred revenues	12,571	10,676
Employees and payroll accruals	4,429	4,741
Accrued expenses and other current liabilities	1,812	2,021
Liability presented at fair value	300	-
Total current liabilities	19,936	18,084

LONG-TERM LIABILITIES:
Other liabilities	295	277
Deferred revenues	1,923	1,438
Liability presented at fair value	-	512
Accrued severance pay	5,801	5,027
Total long-term liabilities	8,019	7,254

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value -	1,946	1,921
Authorized: 32,500,000 shares at June 30, 2017 and December 31, 2016; Issued and outstanding: 17,062,445 shares at June 30, 2017 and 16,841,238 shares at December 31, 2016
Additional paid-in capital	151,554	149,716
Accumulated other comprehensive loss	(1,077)	(1,013)
Accumulated deficit	(122,582)	(117,916)

Total shareholders' equity	29,841	32,708

Total liabilities and shareholders' equity	$57,796	$58,046

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars and shares in thousands, except per share data

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	Unaudited		Unaudited
Revenues:
Software licenses	6,194	7,964	13,164	13,539
Maintenance and services	7,314	6,268	14,180	12,433
Total revenues	13,508	14,232	27,344	25,972
Operating expenses:
Cost of revenues	2,446	2,321	4,525	4,379
Research and development	3,507	3,492	6,799	6,792
Selling and marketing	8,754	9,390	16,655	17,847
General and administrative	1,317	1,178	2,501	2,308
Impairment of acquisition-related intangible assets	-	2,132	-	2,132
Total operating expenses	16,024	18,513	30,480	33,458

Operating loss	(2,516)	(4,281)	(3,136)	(7,486)

Financial (expenses) income, net	62	137	(58)	80

Loss before income taxes	(2,454)	(4,144)	(3,194)	(7,406)

Income tax benefit (taxes on income)	(739)	1,283	(1,472)	957

Net loss	$(3,193)	$(2,861)	$(4,666)	$(6,449)

Basic and diluted net loss per share	$(0.19)	$(0.17)	$(0.28)	$(0.39)
Weighted average number of shares used in computing basic net and diluted loss per share	17,023	16,737	16,951	16,671

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,
	2017	2016
	Unaudited
Cash flows activities:
Net loss	$(4,666)	$(6,449)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	239	237
Stock based compensation	1,650	1,922
Amortization of intangible assets	673	1,393
Impairment of acquisition-related intangible assets	-	2,132
Accretion of payment obligation	-	(12)
Change in:
Accrued severance pay, net	318	111
Trade receivables	1,207	(2,714)
Other accounts receivable and prepaid expenses	(527)	(491)
Other long term assets	(1)	179
Trade payables	434	397
Deferred revenues	2,166	1,262
Employees and payroll accruals	(315)	1,138
Accrued expenses and other current liabilities	(181)	49
Liabilities presented at fair value	(219)	(86)
Tax benefit related to exercise of stock options	-	44
Change in deferred taxes, net	406	(1,196)
Net cash provided by (used in) operating activities	$1,184	$(2,084)

Cash flows from investing activities:
Purchase of property and equipment	(320)	(340)
Net cash used in investing activities	$(320)	$(340)

Cash flows from financing activities:
Proceeds from exercise of options	213	155
Payment of contingent consideration	(271)	(1,239)
Tax benefit related to exercise of stock options	-	(44)
Net cash used in financing activities	$(58)	$(1,128)
Foreign currency translation adjustments on cash and cash equivalents	22	(51)

Increase (decrease) in cash and cash equivalents	828	(3,603)
Cash and cash equivalents at the beginning of the year	9,166	12,522

Cash and cash equivalents at the end of the year	$9,994	$8,919

Supplemental disclosure of cash flow activities:
Cash paid during the year for taxes	1,204	563
Supplemental disclosure of non- cash investing activities:
Issuance of shares related to acquisition	-	224

ATTUNITY LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF SUPPLEMENTAL, NON-GAAP FINANCIAL INFORMATION
U.S. dollars and shares in thousands, except per share data

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	Unaudited		Unaudited

GAAP revenues	13,508	14,232	27,344	25,972
Valuation adjustment on acquired deferred service revenue	-	9	-	26
Non-GAAP revenues	13,508	14,241	27,344	25,998
	-	-
GAAP operating expenses	16,024	18,513	30,480	33,458
Cost of revenues (1)	(41)	(40)	(64)	(80)
Research and development (1) (2)	(164)	(317)	(365)	(679)
Sales and marketing (1) (2)	(403)	(691)	(782)	(1,458)
General and administrative (1)	(214)	(233)	(439)	(484)
Amortization of acquired intangible assets	(336)	(696)	(673)	(1,393)
Impairment of acquisition-related intangible assets	-	(2,132)	-	(2,132)
Non-GAAP operating expenses	14,866	14,404	28,157	27,232

GAAP operating loss	(2,516)	(4,281)	(3,136)	(7,486)
Operating loss adjustments	(1,158)	(4,118)	(2,323)	(6,252)
Non-GAAP operating loss	(1,358)	(163)	(813)	(1,234)

GAAP financial (expenses) income, net	62	137	(58)	80
Revaluation of liabilities presented at fair value	(155)	61	(212)	(86)
Accretion of payment obligations	-	(36)	-	(12)
Non -GAAP Financial (expense) income, net	(93)	162	(270)	(18)

GAAP income tax benefit (taxes on income)	(739)	1,283	(1,472)	957
Tax benefits (taxes on income) related to non-GAAP adjustments	215	(1,148)	183	(1,314)
Non-GAAP income tax benefit (taxes on income)	(524)	135	(1,289)	(357)

GAAP net loss	(3,193)	(2,861)	(4,666)	(6,449)
Valuation adjustment on acquired deferred revenue	-	9	-	26
Amortization of acquired intangible assets	336	696	673	1,393
Impairment of acquisition-related intangible assets	-	2,132	-	2,132
Acquisition related expenses	-	344	-	779
Stock-based compensation	822	937	1,650	1,922
Revaluation of liabilities presented at fair value	(155)	61	(212)	(86)
Accretion of payment obligations	-	(36)	-	(12)
Tax benefits (taxes on income) related to non-GAAP adjustments	215	(1,148)	183	(1,314)
Non-GAAP net income (loss)	(1,974)	134	(2,372)	(1,609)

GAAP basic and diluted net loss per share	(0.19)	(0.17)	(0.28)	(0.39)
Non-GAAP diluted net income (loss) per share	(0.12)	0.01	(0.14)	(0.10)

Shares used in computing GAAP basic and diluted net loss per share	17,023	16,737	16,951	16,671

Shares used in computing Non-GAAP diluted net income (loss) per share	17,023	17,016	16,951	16,671

ATTUNITY LTD. AND ITS SUBSIDIARIES
(1) Stock-based compensation expenses (*):

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Cost of revenues	41	40	64	80
Research and development	164	231	365	493
Sales and marketing	403	433	782	865
General and administrative	214	233	439	484
	822	937	1,650	1,922
(*) Retention bonus paid in Attunity shares constitute part of (2) below

(2) Acquisition related expenses
Research and development	-	86	-	186
Sales and marketing	-	258	-	593
	-	344	-	779